July 5, 2016

Christian E. Otteson

720.488.5425

cotteson@sbbolaw.com

VIA EDGAR

Mr. Michael Clampitt

Senior Counsel

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D. C. 20549

Re:                             Guaranty Bancorp

Registration Statement on Form S-4

Filed on May 12, 2016

File No. 333-211330

Dear: Mr. Clampitt:

This letter, together with Amendment No. 1 (the “Amendment”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”) of Guaranty Bancorp (“Guaranty”) filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR, responds to the letter, dated June 7, 2016, to Christopher G. Treece, Executive Vice President, Chief Financial Officer and Secretary of Guaranty, from the staff (the “Staff”) of the Commission regarding the Registration Statement, including the joint proxy statement/prospectus contained therein, filed with the Commission on May 12, 2016.

For your convenience, we are providing by email to Christopher Dunham, Staff Attorney, a copy of this letter and a copy of the Amendment No. 1 that has been marked to show changes from the original filing. Also for your convenience, we have reproduced each of the Staff’s comments below and provided responses below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Registration Statement.

Cover Page

1.                                      Please disclose the approximate dollar amount per share of the transaction and the total merger consideration. Please make corresponding revisions throughout your prospectus.

Response:

We have revised the disclosure on the cover page and throughout the Amendment in response to the Staff’s comment. We have added the following disclosure to the prospectus cover page and have made conforming revisions to pages 6, 15 and 66 of the Amendment:

“Based on the Guaranty Average Closing Price calculated as of May 31, 2016 of $16.42 per share, the transaction value is estimated at $142.3 million, or $491.33 per share of Home State common stock. The ultimate value of the consideration received by Home State shareholders will depend on the trading value of Guaranty common stock prior to the closing of the Merger (in particular, the Guaranty Average Closing Price). By way of example, based on a Guaranty Average Closing Price of $16.07 per share, the transaction value is estimated at $140.0 million, or $483.54 per share of Home State common stock. Likewise, based on a Guaranty Average Closing Price of $19.28 per share, the transaction value is estimated at $161.0 million, or $554.93 per share of Home State common stock.”

2.                                      Please disclose that both you and Home State have termination rights based on the average closing price of your common stock, unless the other party elects to increase or decrease, as applicable, the stock component of the merger consideration. Please also disclose the effect of these provisions, e.g. maintaining the value of stock consideration offered within a specific range.

Response:

We have revised the disclosure on the cover page of the Amendment in response to the Staff’s comment as follows:

“Guaranty and Home State each have certain rights to terminate the Merger Agreement upon significant changes in the price of Guaranty’s common stock. Guaranty may terminate the Merger Agreement if, immediately following the tenth day immediately preceding the Closing Date, (A) the Guaranty Average Closing Price is greater than $19.28, and (B) (x) the number obtained by dividing the Guaranty Average Closing Price by $16.07 (the “Closing Price Change Ratio”) is greater than (y) the number obtained by (1) dividing the average of the closing price of the KBW Regional Banking Index for the ten trading days immediately preceding the tenth day immediately preceding the Closing Date (the “Final Average Price”) by $86.91 multiplied by (2) 1.20; provided that Home State may instead elect to decrease the aggregate number of shares of

Guaranty common stock to the number of shares obtained by multiplying (a) 6,533,914 by (b) the ratio of $19.28 divided by the Guaranty Average Closing Price.

Likewise, Home State may terminate the Merger Agreement if, immediately following the tenth day immediately preceding the Closing Date, (A) the Guaranty Average Closing Price is less than $12.86 and (B) (x) the Closing Price Change Ratio is less than (y) the number obtained by (1) dividing the Final Average Price by $86.91 multiplied by (2) 0.80; provided that Guaranty may instead elect to increase the aggregate number of shares of Guaranty common stock to the number of shares obtained by multiplying (a) 6,533,914 by (b) the ratio of $12.86 divided by the Guaranty Average Closing Price.

The effect of the parties’ termination rights and rights to increase or decrease consideration is to ensure that the total consideration paid to Home State shareholders falls within a range intended by the parties.”

3.                                      Please disclose your share price on the date immediately before the merger agreement was announced and as of the latest practicable date.

Response:

We have revised the disclosure on the cover page of the Amendment in response to the Staff’s comment as follows:

“As reported on the NASDAQ, Guaranty’s common stock closed at $15.11 on March 15, 2016, the day before the announcement of the Merger, and at $16.00 on May 31, 2016.”

4.                                      Please disclose Home State’s Tangible Book Value, as defined in the Merger Agreement, as of a recent date.

Response:

We have revised the disclosure on the cover page of the Amendment in response to the Staff’s comment as set forth below. In addition, we have provided a detailed calculation of Home State’s Tangible Book Value on page 14 of the Amendment.

“The Cash Consideration is subject to reduction on a dollar-for-dollar basis if Home State’s Tangible Book Value (as defined in the Merger Agreement) is less than $79 million; as of May 31, 2016, Home State’s Tangible Book Value was $79.9 million.”

5.                                      Please revise the third paragraph to briefly discuss the S Corporation adjustment and cross-reference both the tangible book value and S Corporation issues to the Summary section.

Response:

We have revised the disclosure in the third paragraph (which, due to the extent of new disclosure added, is now the fourth paragraph) on the cover page of the Amendment in response to the Staff’s comment as follows:

“The Cash Consideration is subject to reduction on a dollar-for-dollar basis if Home State’s Tangible Book Value (as defined in the Merger Agreement) is less than $79 million; as of May 31, 2016, Home State’s Tangible Book Value was $79.9 million. See “Summary - Merger Consideration” beginning on page 14. In addition, approximately $12.4 million of the Merger consideration (based on a Guaranty common stock price per share of $16.07) may be placed into escrow for a period of time after the closing of the Merger. See “Summary — Merger Consideration” beginning on page 14.”

Questions and Answers about the Merger and the Special Meetings

What will Home State Shareholders receive in the merger?, page 5

6.                                      Please provide examples demonstrating how the merger consideration would be calculated assuming different scenarios, e.g., when Guaranty price is at $16.07 and when at $19.28. Please make corresponding revisions in the Summary and throughout your prospectus.

Response:

We have included the following disclosure on page 6 the Amendment and have made conforming changes to pages 15 and 66 of the Amendment, each in response to the Staff’s comment:

“Based on the Guaranty Average Closing Price calculated as of May 31, 2016 of $16.42 per share as reported on the NASDAQ, the transaction value is estimated at $142.3 million, or $491.33 per share of Home State common stock. The ultimate value of the consideration received by Home State shareholders will depend on the trading value of Guaranty common stock prior to the closing of the Merger (in particular, the Guaranty Average Closing Price). By way of example, based on a Guaranty Average Closing Price of $16.07 per share, the transaction value is estimated at $140.0 million, or $483.54 per share of Home State common stock. Likewise, based on a Guaranty

Average Closing Price of $19.28 per share, the transaction value is estimated at $161.0 million, or $554.93 per share of Home State common stock.”

7.                                      Please explain and quantify the impact of KSOP’s repayment of a loan provided by Home State on the merger consideration, tangible book value of Home State and the S Corporation escrow. Please make corresponding revisions throughout your prospectus.

Response:

We have included the following disclosure on page 5 of the Amendment and has made conforming changes to the cover page and pages 14, 65, 96 and 100 of the Amendment, each in response to the Staff’s comment:

“Each KSOP Share, excluding any Dissenting Shares, will represent the right to receive cash in an amount equal to the pro-rata share of (a) the value of Guaranty common stock calculated by multiplying the number of shares of Guaranty Stock by the average of the volume weighted closing price of Guaranty’s common stock on the NASDAQ for the ten trading days (the “Guaranty Average Closing Price”) immediately preceding the tenth day prior to the closing date of the Merger (the “Closing Date”) and (b) the Cash Consideration, after the KSOP’s repayment of a loan to the KSOP provided by Home State which, as of May 31, 2016, had an outstanding balance of approximately $1.4 million (the “KSOP Loan”). The portion of the Cash Consideration payable with respect to the KSOP Shares will be reduced by the amount of the KSOP Loan, and a portion of the consideration will be used to fund the KSOP’s $489,800 cash portion of the escrow, if any. See “The Merger Agreement — S Corporation Escrow.” The remainder of the Cash Consideration payable with respect to the KSOP Shares will be distributed to the KSOP as the holder of the KSOP Shares. The repayment of the KSOP Loan will have no effect on Home State’s Tangible Book Value (as defined in the Merger Agreement) or on the amount of Merger consideration that is placed into escrow, if any.”

Summary

Merger Consideration, page 14

8.                                      (a) Please revise to include tabular disclosure of the merger consideration using the prices to be disclosed in the Q&A above.

Response:

We have included the following disclosure on page 15 of the Amendment in response to the Staff’s comment:

“The ultimate value of the consideration received by Home State shareholders will depend on the trading value of Guaranty common stock prior to the closing of the Merger (in particular, the Guaranty Average Closing Price). By way of example, the following Guaranty Average Closing Prices would result in the corresponding total Merger consideration and consideration per share of Home State common stock:”

Guaranty Average Closing Price	Total Merger Consideration	Consideration Per Share of Home State Common Stock
$16.07	$140.0 million	$483.54
$16.42 (as of May 31, 2016)	$142.3 million	$491.33
$19.28	$161.0 million	$554.93

(b) In addition, disclose Home State’s tangible book value at March 31, 2016 and its components.

Response:

We have included the following disclosure on page 14 of the Amendment in response to the Staff’s comment. Per conversations with the Staff, we have used the more recent date of May 31 as the date of calculation:

“As of May 31, 2016, Home State’s Tangible Book Value was $79.9 million, calculated as follows:”

Sum of:
Capital stock	$2,847,150
Capital surplus	$12,404,318
Retained earnings	$65,937,310
Current earnings as determined pursuant to GAAP	$3,540,288
Dividends paid through May 31, 2016	$(2,135,363)
Add/Subtract conforming accounting adjustments	$—
$82,593,704
Minus:
Book value of intangible assets, including goodwill	$—
Estimated pro rata 2016 ad valorem and property Taxes	$—
After-Tax amount of Transaction Expenses	$1,146,216
After-Tax Change in Control Payments	$911,400
After-Tax Future Benefit Payments	$582,955
After-Tax KSOP termination/liquidation fees	$62,000
ALLL addition	$—
Book value of any Owned Real Property subject to Environmental Termination	$—
Book value of any Owned Real Property subject to Title Termination	$—
Other amounts mutually agreed upon in writing	$—
Total adjustments to Tangible Book Value	$2,702,571

Equals Tangible Book Value	$79,891,132

(c) In addition, disclose the portion of the merger consideration that may be placed into escrow for a period of time after the closing of the merger. Please also disclose that there is a possibility of an increase in the merger consideration if amounts remain in the escrow account after the occurrence of certain events.

Response:

We have included the disclosure below on page 15 of the Amendment and have made conforming changes to the cover page and pages 6, 50 and 100 of the Amendment, each in response to the Staff’s comment. Please note that the disclosure below is part of the more extensive disclosure set forth in response to comment (d) immediately below. With respect to the Staff’s second comment, please note that there is not a possibility of an increase in the merger consideration if amounts remain in the escrow account after the occurrence of certain events. As a result, there is no additional disclosure in this respect.

“If the PLR is not received prior to the Closing Date or there exist facts or circumstances (other than those disclosed in the PLR request) that would cause or deem Home State’s S corporation election not to be valid at any time between January 1, 2008 and the close of business on the Closing Date, then Guaranty will deposit into escrow approximately $12.4 million (based on a price per share of Guaranty common stock of

$16.07), comprised of $489,800 cash and 741,145 shares of Guaranty voting common stock (the “Escrow Amount”).”

(d) Please also disclose whether or not you have submitted a request seeking a private letter ruling, as well as how the funds in the escrow account will be distributed, who will determine whether an adjustment to the account should take place, and the amount of time the funds are anticipated to be in escrow.

Response:

We have included the disclosure set forth below on page 15 of the Amendment in response to the Staff’s comment. Please also see page 105 of the Amendment.

“In connection with the Merger Agreement Home State is required, at its sole cost and expense, to submit a request pursuant to Section 1362(f) of the Internal Revenue Code seeking a private letter ruling issued by the Internal Revenue Service (the “PLR”). The PLR must confirm to Guaranty’s reasonable satisfaction certain matters relating to the inadvertent invalidity of Home State’s election to be taxed as an S corporation under the Internal Revenue Code. If the PLR is not received prior to the Closing Date or there exist facts or circumstances (other than those disclosed in the PLR request) that would cause or deem Home State’s S corporation election not to be valid at any time between January 1, 2008 and the close of business on the Closing Date, then Guaranty will deposit into escrow approximately $12.4 million (based on a price per share of Guaranty common stock of $16.07), comprised of $489,800 cash and 741,145 shares of Guaranty voting common stock (the “Escrow Amount”). In addition, any shareholder whose consent as described in Section 1362(f)(4) of the Internal Revenue Code has not been obtained or who has otherwise failed to pay applicable amounts due to the Internal Revenue Service will have his, her or its per share Merger consideration deposited into escrow. Roger Sample has been appointed as shareholders’ representative (the “Shareholders’ Representative”) to handle, among other matters, escrow-related matters on behalf of Home State shareholders in the event the Escrow Amount is placed into escrow.  As of the date hereof, Home State had not submitted the PLR.

Upon receipt of the PLR and the resolution of all S corporation related conditions that do not provide for or require the payment by Home State, Home State Bank, Guaranty, Guaranty Bank or any of their affiliates of any taxes, penalties, fees, liabilities or other amounts, and the completion of all actions required to be taken Home State or any current or former shareholder of Home State and the payment of all amounts required to be paid by any current or former shareholder of Home State, whether pursuant to shareholder consents or in connection with any resolution of any applicable facts or circumstances invalidating Home State’s S corporation election (each, an “S Election Condition”), then Guaranty will deliver to the escrow agent, the KSOP and the Shareholders’ Representative, a written notice that after charging the Escrow Amount for 50% of the total fee payable to the escrow agent (with Guaranty responsible for the remaining 50% of such fee) (a) all of the remaining Escrow Amount that constitutes Merger consideration payable to KSOP participants should be delivered to the KSOP trustee and (b) all of the remaining Escrow Amount that constitutes Guaranty common stock should be delivered to Home State shareholders other than the KSOP as set forth in the Escrow Agreement, provided that (i) the cost of shareholder enforcement actions shall be charged against Home State shareholders (and offset against sums otherwise payable from the Escrow Amount) who failed to comply with any requirements imposed by the Internal Revenue Service under Internal Revenue Code Section 1362(f)(4), or who otherwise failed to take such actions as are required to correct any S Election Condition; and (ii) in the event that any current or former shareholder of Home State has failed to pay amounts that are required by the Internal Revenue Service to be payable pursuant to adjustment required under Internal Revenue Code Section 1362(f)(4) or in connection with correcting any S Election Condition, the escrow agent will first apply all of such shareholder’s per share Merger consideration to be applied to any taxes, interest, penalties or other amounts determined by the Internal Revenue Service to be due from such shareholder (“Shareholder Adjustment Amounts”), provided that Guaranty shall have the right to comment upon the determination of such Shareholder Adjustment Amounts provided to the escrow agent by the Shareholders’ Representative.

Upon the occurrence of any of the following: (a) the Internal Revenue Service issuing the PLR or a ruling or agreement providing for the correction of any S Election Condition that provides for the payment of any taxes, penalties, fees, liabilities or other amounts by Home State, Home State Bank, Guaranty, Guaranty Bank or any of their affiliates; (b) the Shareholders’ Representative determining that the PLR request should be withdrawn for any reason, including because the Internal Revenue Service has indicated an intention to rule adversely with respect to the request and that any S Election Condition cannot be cured or waived by the Internal Revenue Service; or (c) the seventh anniversary of the Closing Date, then Guaranty will deliver to the escrow agent, the KSOP and the Shareholders’ Representative a notice (an “S Corp Adjustment Amount Notice”) setting forth its determination of any amounts payable or owing to any governmental authority by or on behalf of Home State, Home State Bank, Guaranty, Guaranty Bank or any of their affiliates (i) as required by the PLR; or (ii) in connection with or by reason of (A) the failure of Home State to qualify as a Subchapter S corporation (as defined under Section 1361 et seq. of the Internal Revenue Code) at any time during the S Period due to an S Election Condition; or (B) the failure of certain shareholders to be qualified Subchapter S shareholders of a Subchapter S corporation (as such terms are defined under Section 1361 et seq. of the Code) during the S Period or the failure of certain shareholders to execute and timely deliver any required consents, which amount payable or owing shall be reasonably determined by Guaranty and as supported by the analysis of a nationally recognized accounting firm, which analysis will be included in such S Corp Adjustment Amount Notice (each such amount as so determined, an “S Corp Adjustment Amount”). For the purposes of determining an S Corp Adjustment Amount (i) if the PLR is not obtained or the PLR request has been withdrawn on or prior to the seventh anniversary of the Closing Date, Home State shall be deemed to not qualify as a Subchapter S corporation at any time during the S Period and (ii) if any S Election Condition is not cured or waived on or prior to the seventh anniversary of the Closing Date, Home State shall be deemed to not qualify as a Subchapter S corporation for those periods identified in the applicable notice relating to the S Election Condition.

The Shareholders’ Representative will then have 30 days to review the S Corp Adjustment Amount Notice (the “Review Period”), with which review Guaranty is required to cooperate. If the Shareholders’ Representative timely notifies Guaranty of any disagreement, Guaranty and the Shareholders’ Representative will have 15 business days to work in good faith to resolve their differences. If Guaranty and the Shareholders’ Representative are unable to come to an agreement, they will submit the disputed matters for review by a mutually acceptable independent accounting firm, which will have 30 days to make a final, binding determination. The cost of the review and determination of the independent accounting firm will be borne 50% by Guaranty and 50% by Home State’s shareholders (each on a pro rata basis), and any portion to be paid by Home State’s shareholders shall be deducted from the Escrow Amount.

Upon the determination of the final S Corp Adjustment Amount, the escrow agent will pay to Guaranty within one business day following the determination the final S Corp Adjustment Amount, which amount shall be paid (i) 3.95% from the portion of the Escrow Amount that constitutes cash consideration withheld with respect to KSOP Shares; and (ii) 96.05% from the portion of the Escrow Amount that constitutes Guaranty common stock; provided, however, for the purpose of determining the portion of any S Corp Adjustment Amount that is paid with shares of Guaranty Common Stock, each share of Guaranty Common Stock will be valued at $16.07. See “The Merger Agreement — S Corporation Escrow.””

Opinions of Financial Advisors

Opinion of Home State’s Financial Advisor, page 16

9.                                      We note the limitation on reliance by shareholders in the fairness opinion provided by Sheshunoff & Co. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Sheshunoff’s belief that shareholders cannot rely upon the opinion to support any claims against Sheshunoff arising under applicable state law (e.g., the inclusion of an express disclaimer in Sheshunoff’s engagement letter with Home State). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Sheshunoff would have no effect on the rights and responsibilities of either Sheshunoff or the board of directors under the federal securities laws. Please make corresponding revisions beginning on page 84, if applicable.

Response:

Sheshunoff & Co. has deleted the referenced language in its opinion, a revised copy of which is being filed with this Amendment. The paragraph that previously contained the referenced language, as revised, is as follows:

“Sheshunoff’s fairness opinion is for the information of the Board of Directors and shareholders of the Company in the discharge of the Board of Directors’ fiduciary obligations and not for any other third party, including, without limitation, individual board members. The Company retained Sheshunoff based upon Sheshunoff’s reputation in bank valuations, mergers and acquisitions, and familiarity with the banking business. The Company placed no limit on the scope of our analyses. In addition, the Company agreed to reimburse Sheshunoff’s expenses and to indemnify Sheshunoff and its officers, employees and affiliates for certain liabilities that may arise out of this engagement.”

10.                               Please disclose that Sheshunoff has consented to use of the opinion in your joint proxy statement/prospectus and make corresponding revisions beginning on page 84. Please also direct Sheshunoff to revise its consent, attached as Exhibit 99.2, to expressly state that it consents to the summarization of its opinion in your joint proxy statement/prospectus.

Response:

We have included the disclosure set forth below on page 17 of the Amendment and have made conforming changes to page 90 of the Amendment in response to the Staff’s comment. Further, Sheshunoff has revised its consent accordingly, and a revised copy of the consent is being filed with this Amendment.

“Sheshunoff has consented to the summarization of its opinion in this joint proxy statement/prospectus.”

The Merger, page 64

11.                               We note your statements that this section is not intended to provide “any factual information” about you or Home State and that this information “can be found elsewhere” in your joint proxy statement/prospectus. Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Please make corresponding revisions to the first paragraph of your Explanatory Note on page 96.

Response:

We have revised the disclosure on page 65 of the Amendment in response to the Staff’s comment as follows:

“The following is a discussion of the Merger and the material terms of the Merger Agreement between Guaranty and Home State. You are urged to read carefully the Merger Agreement in its entirety, a copy of which is attached as Appendix A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. This section is not intended to provide you with any factual information about Guaranty or Home State. Such information can be found elsewhere in this document and in the public filings Guaranty makes with the SEC, including the Merger Agreement, as described in the section entitled “Where You Can Find More Information” in the forepart of this document.”

In addition, we have revised the second sentence of the Explanatory Note on page 96 to read as follows:

“This summary of the Merger Agreement is not intended to provide any other public disclosure of factual information about Guaranty, Home State or any of their respective subsidiaries, affiliates or businesses.”

Opinion of Guaranty’s Financial Advisor, page 71

12.                               Please disclose the specific financial and operating forecasts and projections prepared by Home State and provided to KBW in conjunction with KBW’s fairness opinion.

Response:

We have included the following disclosure on page 90 of the Amendment in response to the Staff’s comment:

“Certain Home State Adjusted Unaudited Prospective Financial Information

Neither Home State nor Guaranty as a matter of course makes public projections as to future performance, revenues, earnings or other financial results because of, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, Guaranty and Home State are including in this joint proxy statement/prospectus certain unaudited prospective financial information of Home State that was made available to Guaranty and, as adjusted by Guaranty management, to Guaranty’s financial advisor in connection with the Merger. The inclusion of this information should not be regarded as an indication that any of Home State, Guaranty, KBW, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the adjusted unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Home State’s business, all of which are difficult to predict and many of which are beyond Home State’s control. The adjusted unaudited prospective financial information reflects assumptions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Neither Guaranty nor Home State can give any assurance that the adjusted unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the adjusted unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the adjusted unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Home State’s business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

The adjusted unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Home State’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the adjusted unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the adjusted unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Neither Guaranty nor Home State can give any assurance that, had the adjusted unaudited prospective financial information been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Neither Home State nor Guaranty intends to, and each disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The adjusted unaudited prospective financial information does not take into account the possible financial and other effects on Home State as a result of the Merger and does not attempt to predict or suggest future results of the combined company. The adjusted unaudited prospective financial information does not give effect to the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that may be incurred in connection with consummating the Merger, the potential synergies that may be achieved by the combined company as a result of the Merger, the effect on Home State of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the adjusted unaudited prospective financial information does not take into account the effect on Home State of any possible failure of the Merger to occur. None of Home State, Guaranty, KBW or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of Home State or other person regarding Home State’s ultimate performance compared to the information contained in the adjusted unaudited prospective financial information or that the forecasted results will be achieved. The inclusion of the adjusted unaudited prospective financial information herein should not be deemed an admission or representation by Home State, Guaranty, KBW or any other person that it is viewed as material information of Home State, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the adjusted unaudited prospective financial information included below is not being included to influence your decision whether to vote in favor of the Home State merger proposal, the Guaranty merger proposal or any other proposal to be considered at the Home State special meeting or the Guaranty special meeting, but is being provided solely because it was made available to Guaranty’s financial advisor to be used and relied upon for purposes of certain of the financial analyses performed in connection with its opinion to the Guaranty board of directors.

In light of the foregoing, and considering that the Home State special meeting and the Guaranty special meeting will each be held several months after the adjusted unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Home State shareholders and Guaranty stockholders are cautioned not to place unwarranted reliance on such information.

The following table presents selected Home State unaudited prospective financial information, as adjusted by Guaranty management, for the years ending December 31, 2016 through 2019 provided to KBW and used by KBW at Guaranty’s direction.

	Year Ending December 31,
	2016	2017	2018	2019
	(Dollars in thousands, except per share data)
Earnings per share	$26.69	$27.79	$26.89	$26.59
Net Interest income	29,637	31,424	32,064	32,912
Noninterest income	7,315	7,377	7,446	7,582
Noninterest expense	24,033	24,942	25,985	27,028
Net Income	7,727	8,044	7,783	7,697
Total Assets	895,528	903,850	912,268	936,953
Return on Average Assets	0.87%	0.89%	0.86%	0.83%

The above table of selected Home State unaudited prospective financial information, as adjusted by Guaranty management, utilizes the following assumptions provided by Guaranty management:

1.     Loan growth of 7.1% in 2016 and 7.0% per year thereafter

2.     Deposit growth of 3.1% in 2016 and of 2.2% in 2017, 2018 and 2019

3.     Noninterest income/average assets of 0.82% per year

4.     Noninterest expense growth of 1.8%, 3.8%, 4.2% and 4.0% in 2016, 2017, 2018 and 2019, respectively

5.     Target allowance for loan losses as a percentage of total loans outstanding of 1.80%

6.     Tax rate of 37%

Projected Return on Average Assets was extrapolated using the same assumptions as listed in the table above to arrive at a projected Return on Average Assets of approximately 0.80% for 2020 and 2021 and net income of $7,475,000 and $7,790,000 for 2020 and 2021, respectively.”

Interests of Home State and Home State Bank Directors and Executive Officers in the Merger

Employment Agreements, page 90

13.                               Please quantify the salary to be paid under the four referenced employment agreements.

Response:

We have included the following disclosure on page 93 of the Amendment in response to the Staff’s comment:

“Under the terms of their respective employment agreements, Messrs. Devereaux, Scherger, Bower and Dickelman are entitled to annual salaries of $275,000, $207,300, $235,500 and $202,000, respectively.”

Exhibit Index

Exhibit 5.1

14.                               Noting your opinion is qualified to assume shareholders approve the increase in your authorized shares, please confirm an unqualified opinion will be filed after the Guaranty shareholders vote.

Response:

We note the Staff’s comment, but respectfully believe that Guaranty currently has sufficient authorized but unissued shares (including shares held in treasury) to consummate the merger and pay the merger consideration in connection therewith even if shareholders do not approve the increase in Guaranty’s authorized shares. As a result, our opinion is not qualified as such. As additional clarification, we have added the following disclosure to page 59 of the Amendment:

“While approval of the Guaranty certificate of incorporation amendment proposal is not required in order for the Merger to proceed, if Guaranty stockholders approve the Guaranty merger proposal but do not approve the Guaranty certificate of incorporation amendment proposal, Guaranty expects to pay some of the shares of Merger consideration with shares of treasury stock that it currently holds.”

Exhibit 8.1

15.                               Please direct counsel to delete its assumption that the merger will qualify as a statutory merger under the respective laws of each state. We also note that this opinion is provided in “short-form.” Please direct counsel to revise its opinion to make clear that the disclosure of the material tax consequences of the merger transaction in the prospectus represents the opinion of counsel. For guidance, please refer to Sections III.B.2 and III.C.3 of Staff Legal Bulletin No. 19, which is available on our website.

Response:

The assumption that the merger will qualify as a statutory merger under the respective laws of each state has been deleted from the opinion. Further, counsel has revised the opinion accordingly. A revised copy of the opinion is being filed with the Amendment.

Exhibit 8.2

16.                               Please direct counsel to delete its assumption that the merger will qualify as a statutory state law merger under the laws of the State of Delaware and the State of Colorado, as well as the last sentence in its penultimate paragraph. Please also direct counsel to exclude Home State Bancorp from its assumption concerning the requisite power and authority of parties to execute, deliver and perform their respective obligations. We also note that this opinion is provided in “short-form.” Please direct counsel to revise its opinion to make clear that the disclosure of the material tax consequences of the merger transaction in the prospectus represents the opinion of counsel. Please refer to Sections III.B.2, III.C.3, and III.D.1 of Staff Legal Bulletin No. 19.

Response:

The assumption that the merger will qualify as a statutory merger under the respective laws of each state has been deleted from the opinion. Further, counsel has revised the opinion accordingly. A revised copy of the opinion is being filed with the Amendment.

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (720) 488-0220 or cotteson@sbbolaw.com.

Very truly yours,

Christian E. Otteson

cc:                                Christopher G. Treece

(Guaranty Bancorp)